August 5, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc. Registration Statement on Form S-1 File No. 333-280273 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Know Labs, Inc., a Nevada corporation (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) be accelerated so that it may become effective at 4:30 p.m. (EST) on Wednesday, August 7, 2024, or as soon thereafter as practicable.
The Registrant also requests that it be notified of such effectiveness by a telephone call to its outside counsel, Joshua E. Little, of the law firm Dentons Durham Jones Pinegar P.C., at (435) 986-7609, and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to its outside counsel via facsimile at (435) 628-1610 or by email at joshua.e.little@dentons.com.

Sincerely,

Know Labs, Inc.

/s/ Ronald P. Erickson

Ronald P. Erickson
Chief Executive Officer

____________________________________________________________________

Know labs, Inc. | 619 Western Avenue | Suite 610 | Seattle, WA 98104

Tel: 206.903.1351 | Email: ask@knowlabs.co